Exhibit 4.4

INPUT/OUTPUT, INC.

Certificate of Amendment
to
Certificate of Incorporation

     Input/Output, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

     First: That the Board of Directors of the Corporation, at a meeting held on February 15, 2005, unanimously adopted a resolution proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation of the Corporation:

     Section 1 of Article Fourth of the Corporation’s Restated Certificate of Incorporation shall be amended so that, as amended, Section 1 of Article Fourth shall be and read as follows:

          “SECTION 1. CAPITALIZATION. The Corporation is authorized to issue two hundred five million (205,000,000) shares of capital stock. Two hundred million (200,000,000) of the authorized shares shall be common stock, one cent ($0.01) par value each (‘Common Stock’), and five million (5,000,000) of the authorized shares shall be preferred stock, one cent ($0.01) par value each (“Preferred Stock”).

          Each holder of shares of capital stock of the Corporation shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock of the Corporation held by the stockholder, unless otherwise specifically provided pursuant to this Restated Certificate of Incorporation.”

     Second: The stockholders approved said amendment at a meeting held on May 4, 2005.

     Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

     In Witness Whereof, the Corporation has caused this Certificate to be signed this 4th day of May, 2005.

INPUT/OUTPUT, INC.
By:	/s/ David L. Roland
	Name:	David L. Roland
	Title:	Vice President and General Counsel